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[CIBC LOGO]

CIBC, AIR CANADA AGREE TO REPLACE EXISTING AEROGOLD CONTRACT

TORONTO, April 17, 2003 -- CIBC presently has a contract with Air Canada, expiring in 2009, under which CIBC purchases Aeroplan miles to issue to CIBC Aerogold VISA credit card customers. CIBC and Air Canada have agreed to replace the contract with a new contract, subject to monitor approval, court approval in the CCAA proceedings and the fulfillment by Air Canada of certain conditions.

Under the proposed terms of the new arrangements between CIBC and Air Canada:

-    CIBC's exclusive Aeroplan relationship would be extended to 2013.

- CIBC would pay Air Canada a higher price per Aeroplan mile acquired. The cost of Aeroplan miles appears in CIBC's financial statements as a net reduction to revenue.

- CIBC would make an Aeroplan miles prepayment of $350 million which would appear as an asset on CIBC's balance sheet and be reduced monthly as CIBC acquires points.

At the time the existing contract was entered into, CIBC made a payment of $200 million to Air Canada that has been amortizing since the contract came into force on January 1, 2002. As at March 31, 2003 CIBC carried the payment at $181 million on its balance sheet. Upon the new contract taking effect, CIBC will become an unsecured creditor of Air Canada for this unamortized balance and expects to take an after-tax charge in the range of 22 to 26 cents a share in the second quarter.

Thereafter, the net impact on CIBC's earnings of the higher cost per Aeroplan mile together with the absence of the ongoing amortization of the existing contract's initial payment is not expected to be material.

The new contract will allow CIBC Aerogold VISA customers to continue to receive the benefits of Aerogold, Canada's most popular premium credit card, without interruption or change in benefits.

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CIBC has the leading credit card business in Canada with the No. 1 market share both in card purchase volumes and average outstanding card balances. CIBC is also the leading issuer of premium credit cards based on purchase volumes.

CIBC is one of North America's leading financial institutions. It offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada and around the world. For more detailed information, please visit CIBC's corporate website at www.cibc.com.

This news release contains forward-looking statements which are made pursuant to the `safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC's control, including the receipt by Air Canada of monitor approval, court approval in its CCAA proceedings and the fulfillment by Air Canada of certain conditions, could cause actual results to differ materially from the expectations expressed in CIBC's forward-looking statements. Readers should not place undue reliance on CIBC's forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.


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Contact: Rob McLeod (416) 980-3714